

Scotiabank
GLOBAL BANKING AND MARKETS

01/31/2025

Memo: SBSE-A Amendment

This memo is to inform the Securities and Exchange Commission staff that the Bank of Nova Scotia (“BNS”) has filed an amended Form SBSE-A to update the list of Principals, specifically to reflect the following changes:

- The removal of Sean Dusseau as a Principal and SBSD Chief Compliance Officer of the BNS SBSD.
- The addition of John Veise (NFA ID#0568530) as a Principal and SBSD Chief Compliance Officer.

